Securities and Exchange Commission
Mail Stop 3720
CF/AD11
100 F St. NE
Washington, DC 20549-3561

January 4, 2007

Mr. Horace J. Davis, III
Chief Executive Officer
Trinsic, Inc.
601 South Harbour Island Boulevard
Suite 220
Tampa, Florida 33602

   Re: **Trinsic, Inc.**
     Form 10-K for Fiscal Year Ended December 31, 2005
     Filed on March 31, 2006

     Forms 10-Q for Fiscal Quarter Ended September 30, 2006
     File No. 0-28467

Dear Mr. Davis:

   We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for Fiscal Quarter Ended September, 2006
Financial Statements
1. Nature of Business
Liquidity and Capital Resources, page 7

We note you have agreed to sell approximately 300 of your VoIP-based lines to CommX Holdings, Inc., which represent all of your VoIP based business. You are also selling portions of your VoIP network. You expect your VoIP revenues to decline during the fourth quarter of 2006 and to cease sometime during the first half of 2007. It is unclear to us why you did not report in your financial statements the disposal of your VoIP business as a discontinued operation. We also do not understand why the assets to be sold were not classified as held for sale. Please refer to the guidance in SFAS No. 144 and explain to us in detail the basis for your accounting and reporting policies or revise.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the

Mr. Horace J. Davis, III
Trinsic, Inc.
January 4, 2007
Page 3

     United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

     You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

     Sincerely,

     Larry Spirgel
     Assistant Director